

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 24, 2023

Robert DeLucia
Chief Financial Officer
SharpLink Gaming Ltd.
333 Washington Avenue North, Suite 104
Minneapolis, Minnesota 55401

>   **Re: SharpLink Gaming Ltd.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2022**
>   **Response filed July 14, 2023**
>   **File No. 000-28950**

Dear Robert DeLucia:

We have reviewed your July 14, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 28, 2023 letter.

Amended Form 10-K for the Fiscal Year Ended December 31, 2022

General

1. We note your response to comment 2, however it appears you are required to file unaudited interim financial statements through the date of acquisition and pro forma information prepared in accordance with Article 11 of Rule S-X. Since SharpLink acquired all of the outstanding capital stock of SportsHub on December 22, 2022, the unaudited interim financial statements should be as of and for the nine month period ended September 30, 2022.

2. For the SportsHub acquisition, please provide us with an analysis of how you determined the accounting acquirer. Your analysis should address all relevant factors noted in ASC 805-10-55-12 to 55-15.

You may contact Inessa Kessman, Senior Staff Accountant at 202-551-3371 or Robert Littlepage, Accounting Branch Chief at 202-551-3361 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Technology